SRM ENTERTAINMENT, INC.

1061 E Indiantown Road, Suite 110

Jupiter, FL 33477

Tel: (212) 930-9700

June 12, 2023

VIA EDGAR

Erin Donahue and Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: SRM Entertainment, Inc.
Registration Statement on Form S-1 Filed on May 26, 2023
CIK No. 0001956744
File No. 333-272250

Dear Mr. Donahue and Ms. Timmons-Pierce,

On behalf of SRM Entertainment, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on June 9, 2023, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on May 26, 2023.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. An amendment to the Registration Statement (“Amendment No. 1”) reflecting changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, is being filed concurrently with this letter. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1

Unaudited Pro Forma Condensed Combined Financial Statements, page 48

1.	We note your disclosure of the pro forma balance sheet as of March 31, 2023. The historical balances of prepaid expenses and deposits and inventory for SRM Limited on the pro forma balance sheet are not consistent with the balances from the balance sheet on page F-21. In addition, those line items in the pro forma column do not appear to sum up correctly. Please revise the disclosure to eliminate the inconsistencies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 48 and F-21 of Amendment No. 1.

Unaudited Interim Financial Statements of S.R.M Entertainment Limited

Note 2: Significant Accounting Policies - Net Loss Per Share of Common Stock , page F-26

2.	Please revise the table on page F-26 to correctly indicate that you are presenting information for the three months ended March 31, 2023 and 2022, respectively.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-26 of Amendment No. 1.

General

3.	We note that Section 1.3 of the license agreement filed as Exhibit 10.6 grants you a license to develop art for an NFT. Please revise your disclosure to clarify whether you have any business plans with respect to NFTs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of Amendment No. 1. Accordingly, the Company respectfully advises the Staff that the Company has no business plans with respect to NFTs.

SRM Entertainment, Inc.

June 12, 2023

Please do not hesitate to contact our counsel Arthur Marcus at (212) 930-9700 with any questions or comments regarding this correspondence or on the Registration Statement, concurrently submitted herewith. Thank you.

Sincerely,

SRM Entertainment, Inc.

By:	/s/ Richard Miller
Richard Miller
Chief Executive Officer

cc:	Stephany Yang and Martin James, Securities and Exchange Commission
Arthur Marcus, Esq., Sichenzia Ross Ference LLP